UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 2, 2020, Gamida Cell Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K, announcing the completion of patient enrollment in the Company’s ongoing Phase 3 clinical study of omidubicel. Omidubicel, the Company’s lead clinical program, is an advanced cell therapy under development as a potential life-saving bone marrow transplant solution for patients with hematologic malignancies.

The international, multi-center, randomized Phase 3 study is designed to evaluate the safety and efficacy of omidubicel compared to standard umbilical cord blood in patients with high-risk hematologic malignancies who need a bone marrow transplant and do not have an available matched donor. The primary endpoint is time to neutrophil engraftment. The study includes approximately 120 patients aged 12-65 with acute lymphoblastic leukemia, acute myelogenous leukemia, chronic myelogenous leukemia, myelodysplastic syndrome or lymphoma. The study is taking place at over 50 clinical centers in the U.S., Latin America, Europe and Asia. Topline data from the study are expected in the first half of 2020.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated January 2, 2020, Gamida Cell Announces Completion of Patient Enrollment in Ongoing Phase 3 Clinical Study of Omidubicel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.
January 2, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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